


10015940

CSM nv
Corporate Affairs

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (0)20 5906328
F +31 (0)20 5906318
E mariette.mantel@csmglobal.com
I www.csmglobal.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
JUN 21 2010
WASH. D.C.
211
SECTION

subject CSM nv, (SEC File No. 82-34886)

date 8 June 2010

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Annual Report 2009
- Press release 18 February 2010: Purac joins BE-Basic consortium for bio-based economy
- Press release 24 February 2010: CSM reports 13% higher EBITA for 2009
- Press release 19 March,2010: CSM finalized acquisition of Best Brand in the US
- Press release 28 April 2010: CSM Q1 2010 Interim Management Statement
- Press release 29 April 2010: CSM General Shareholders' Meeting approves dividend
- Press release 5 May 2010: CSM changes its European portfolio to non-Azo colorants
- Press release 18 May 2010: CSM announces stock dividend conversion factor
- Press release 21 May 2010: CSM announces issue stock diviidend

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

dw 6/29




SEC MAIL
RECEIVED
PROCESSING
JUN 21 2010
WASH. D.C.
211
SECTION

CSM nv
Corporate Communications

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (0)20 590 6320
E eva.lindner@csmglobal.com
I www.csmglobal.com

Press Release

Purac joins BE-Basic consortium for bio-based economy

Diemen, 18 February 2010

CSM's subsidiary Purac signed today a research contract to participate in the research program of BE-Basic; a consortium of international knowledge institutes, the Dutch government, global industry and financial partners. The research program aims at developing an economy based on renewable resources.. Purac is a partner in this consortium as it develops new sustainable building blocks for the chemical industry.

Purac already has some important initiatives in this area such as Lactides for Poly Lactic Acid (PLA) and Succinic Acid. This initiative will also speed up Purac's program to use alternative biomass such as agricultural byproducts instead of sugars, glucose and tapioca starch as substrates for its fermentation processes.

The Technical University of Delft, The Netherlands is coordinating the initiative that includes, among others, an R&D budget exceeding 120 million Euro, of which 60 million Euro is made available by the Dutch Ministries of Finance and Economic Affairs.
In this program, BE-Basic also plans for a multi-purpose bioprocess facility for scale-up research, suited to both current and future technologies.

Gerard Hoetmer, CEO of CSM comments: "The participation of Purac in the BE-Basic program will boost the program of Purac in the area of sustainable chemistry. This program gives us a considerable opportunity together with our partners, to grow the market for bio-based chemicals and contribute to a sustainable economy."

About BE-Basic
BE-Basic is a research consortium, coordinated by the Technical University of Delft The Netherlands, supporting the development of clean, robust and competitive bio-based chemicals, materials and energy industries, including responsible monitoring and control of healthy soil and water environments, on the basis of advanced genomics technologies and bioprocess engineering. BE-Basic unifies the capabilities of leading Dutch and international universities, knowledge institutes and advanced industries of various scales.

For more information, please contact:

Press & Analysts:
Eva Lindner, Communication Director, tel. +31 (0)20 5906320
Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Registered, Amsterdam no. 33006580



Background information
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store and out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 23 countries. CSM is listed on Euronext Amsterdam. For more information: www.csmglobal.com.

Registered, Amsterdam no. 33006580

SEC File no. 82-34886





CSM nv
BoM

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (0)20 5906911
F +31 (0)20 6951942
E info@csmglobal.com
I www.csmglobal.com

Press Release

CSM reports 13% higher EBITA for 2009

Diemen, the Netherlands, 24 February 2010

CSM improved EBITA substantially despite the recessionary environment. The effects of lower sales volumes have been compensated by cost savings, recovery of margins through lower cost of raw materials and continued improvements in operational efficiencies. Strict cash management generating free cash flow of € 277.2 million, resulted in our net debt falling to € 328 million. CSM's balance sheet strength allows for investment in a new lactide plant in Thailand to fuel our organic growth as well as the announced acquisition of Best Brands in North America.

Key facts

- Sales in 2009 were 1.7% lower compared to 2008. Currency effects, mainly US dollar driven, were positive by € 39.3 million. Organic sales growth was 3.3% negative due to lower sales volume.
- EBITA before exceptional items for the full year increased with 13.1% to € 150.6 million compared to € 133.1 million in 2008. Currency effects were positive by € 5.8 million. Q4 EBITA was in line with the annual trend of 2009.
- Working capital decreased by € 103.5 million to € 191.3 million compared with year-end 2008, mainly as a result of lower inventories.
- Cash flow from operating activities increased by € 178.7 million to a total of € 277.2 million.
- Net debt amounted to € 328 million, a reduction of € 200 million. Our net debt/EBITDA ratio is 1.6 (2.8 in 2008).

Key figures

Quarter 4		x € million	Full year	
2009	2008		2009	2008
637.7	712.6	Net sales	2,555.9	2,599.3
42.3	37.5	EBITA before exceptional items	150.6	133.1
-	-7.0	Exceptional items		-19.8
42.3	30.5	EBITA *	150.6	113.3
		Result after taxes	86.8	90.0
		EPS (in €)	1.27	1.32
6.6%	*5.3%*	*ROS before exceptional items (in %)*	*5.9%*	*5.1%*
		ROCE before exceptional items (in %)	*8.2%*	*7.2%*

* EBITA: operating result before amortization of intangible fixed assets.

Registered, Amsterdam no. 33006580

Gerard Hoetmer, CEO of CSM, comments on results 2009:

"Although we experienced a slow start, I am very satisfied with our strong performance in the second half of the year which resulted in a substantially improved EBITA with 13% for the full year 2009. In particular Purac and Bakery Supplies North America showed a strong performance and delivered substantially improved results. Bakery Supplies Europe improved during the year. The impact of the recession on volume development lessened over the course of 2009 albeit there remained a degree of volatility in demand. This being said, we delivered a higher result, which includes costs for efficiency improvements, management structure changes and bonus payments.

As during previous years we continued our efforts to improve our balance sheet. Strict working capital management improved our free cash flow and net debt position, delivering the financing to fund our growth strategy. A strategy driving organic growth within Purac and both organic and acquisition growth in Bakery Supplies. The recently announced acquisition of the US company Best Brands and the investment in a new lactide plant in Thailand are important milestones in driving this growth strategy.

Our 2009 results in combination with the strategic steps taken, clearly reflect our ability to execute our strategy despite the challenging economic environment. We will continue to build on our strengths and remain focused going forward."

The summarized financial statements presented in this press release are based on the financial statements as at 31 December 2009, which are still to be made public as prescribed by law. In accordance with Section 2:395 of the Dutch Civil Code we hereby declare that our auditor Deloitte Accountants B.V. has issued on unqualified auditor's report with respect to the financial statements. To gain the insight that is necessary for a proper and responsible assessment of the financial position and results of CSM nv and for a clear understanding of the scope and remit of the audit by Deloitte Accountants B.V. this press release should be read in conjunction with the financial statements to which it refers and the auditor's report issued by Deloitte Accountants B.V. on 23 February 2010. We expect to publish these documents in March 2010. The financial statements are still to be adopted by the General Shareholders' Meeting.

Financial commentary

Quarter 4 of 2009

- Lower volumes sold and adverse exchange rates, mainly US dollar, were main contributors to lower sales in the fourth quarter to € 637.6 million compared with € 712.6 million in 2008.
- Recovery of margins continued as a result of current raw material contracts, cost savings as well as continuing operational improvements.
- Cost levels were higher than Q4 2008 as a result of bonus costs, costs taken for among others efficiency improvements, changes in the management structure and CSM branding activities.
- Cost savings continued and ended at € 26.4 million of which € 6.8 million in Q4
- EBITA in the fourth quarter amounted to € 42.3 million, up € 4.8 million compared with the same period in 2008 (before exceptional items). At constant currency rates EBITA would have increased to € 44.3 million. The improved sales performance of PURAC contributed strongly to the increased EBITA.

In the fourth, quarter net sales decreased by € 75.0 million (-10.5%) to € 637.6 million. Net sales were negatively impacted by exchange rate effects of € 39.6 million, mainly due to a weaker US dollar. Acquisitions had a minor positive net effect of € 0.2 million. Organic sales growth was negative € 35.5 million (5.0%). The lower organic growth is attributable to a decline in volumes sold in the bakery supplies divisions. Although sales volume in Bakery Supplies showed a normal seasonal pattern in Q4, it was 6.2% lower compared to the more exceptional Q4 of 2008. The higher sales volumes in Q4 of 2008, led to the build up of stock which negatively impacted sales in Q1 of 2009. In the first month of Q1 2010 we see sales volumes following a normal pattern. PURAC had a strong quarter with a volume increase of 12% resulting from improved industry demand.

EBITA in the fourth quarter amounted to € 42.3 million compared to € 37.5 million in 2008 (before exceptional items), an increase of almost 13%. EBITA of BSNA decreased by € 2.9 million to € 21.1 million, of which € 2.0 million due to the weaker US dollar. BSNA experienced in the fourth quarter lower volumes and higher general costs. In BSEU, the lower sales volumes were the main reason for the lower EBITA. PURAC benefited from the higher volumes sold combined with higher margins.

Full year 2009

Net sales

Net sales in 2009 were slightly lower than in 2008, down 1.7% to € 2,555.9 million (2008: € 2,599.3 million). Exchange rate differences, particularly the US dollar, positively impacted the sales figures by € 39,3 million. The net effect of acquisitions and divestments was € 3 million positive, mainly due to the full year effect of the 2008 acquisition of Harden Fine Foods in the UK. Adjusted for currency effects and acquisitions/divestments, organic growth was -3.3%.

Bakery Supplies North America (BSNA)	-4.0%
Bakery Supplies Europe (BSEU)	-5.4%
PURAC	6.2%

The negative organic growth at BSNA and BSEU was caused by a decrease of approx. 3.1% in volumes sold due to the economic climate. The remainder of the negative organic growth is due to product mix changes and price decreases. The price decreases reflect the decrease in raw material costs.

Growth at Purac was attributable to price increases and product mix changes: volumes declined by 4.7%. The volume decline at Purac was due to our inability to serve customers with potassium lactates in the fourth quarter of 2008 as a result of a strike in potassium mines. Excluding this effect, volumes sold at Purac were stable over the year, following a strong recovery in the second half of 2009. The price increases at Purac reflect the strong increase in the cost of raw materials in the second half of 2008.

EBITA

EBITA before exceptional items increased by € 17.5 million, or 13.1%, to € 150.6 million. At constant exchange rates EBITA would have amounted to € 154.8 million.

EBITA of BSNA increased by € 22.9 million to € 94.0 million, of which € 5.8 million due to the stronger US dollar. The strong performance is driven mainly by a general recovery of margins largely due to average raw material costs and efficiency improvements at H.C. Brill, in particular. After the successful reorganization H.C. Brill is back in shape.

In BSEU, after a disappointing first quarter, we were able to achieve a result much closer to last year's performance. EBITA was € 45.3 million versus € 56.6 million compared to 2008 with € 6.5 million of the total decline in EBITA was booked in the first quarter.

PURAC has shown a very good recovery in profit in 2009, especially in the fourth quarter. The improvements are the result of better margins following higher sales prices and substantial cost savings.

Financial Income and Charges, and Taxes

Net financial charges increased by € 0.8 million to € 28.9 million. The impact of currency exchange rate fluctuations increased interest expenses by € 4.1 million. Interest expense due to fair value adjustments of financial instruments was € 2 million positive. Our strong focus on working capital reduction and lower capital expenditures below depreciation levels has brought down our debt level substantially, which in turn has contributed to lower interest costs in the second half year.

Net tax expenses amounted to € 27.1 million, or 24% of income before tax, an increase of € 38.7 million compared with last year. This increase is fully attributable to the release in 2008 of € 40.3 million in tax provisions, of which € 38.7 million for a foreign tax claim that could be released after a successful appeal.

Balance Sheet
Capital employed including goodwill decreased by € 131.4 million to € 1,729.9 million.
The main movements were:

millions of euros	
Net capital expenditure on fixed assets	46.9
Depreciation of fixed assets	-68.7
Working capital	-103.5
Tax receivable	-10.0
Exchange rate differences	2.0

Besides regular replacement and maintenance of fixed assets comprising of frozen and ingredients manufacturing capacity, the major capital expenditures at Bakery Supplies were investments in production efficiencies and IT.
Major capital expenditures at Purac include the investment to develop a gypsum free lactic acid process, expansion of warehouse capacity and preparations for the new lactide factory in Thailand.

Working capital decreased by € 103.5 million to € 191.3 million. With a reduction of 60.6 million our lower inventory position was been the major contributor to the decreased working capital level. Inventory was lower both in quantity and in average value. Receivables decreased by € 35.4 million and our accounts payables increased by € 7.5 million.

Equity before profit appropriation increased by € 56.2 million to € 997.8 million. The main movements were:

- The addition of € 86.8 million profit of 2009;
- A decrease of € 31.5 million in connection with the dividend for financial year 2008;
- Negative exchange rate differences of € 5.5 million due to the translation of equity denominated in currencies other than the euro;
- Positive movements of € 5.4 million in the hedge reserve.

At the end of 2009 the ratio between balance sheet total and equity was 1:0.5 (2008: 1:0.4).

Cash Flow
Largely as a consequence of our increased profit and lower working capital, cash flow from operating activities increased by € 178.7 million compared to 2008 to a total of € 277.2 million.
Capital expenditure on fixed assets amounted to € 47.1 million, € 21.6 million below the 2009 depreciation level of € 68.7 million.
Cash flow from financing activities includes the cash element of the dividend payment of € 31.5 million.

Financing

Our balance sheet ratios have improved considerably in 2009. At the end of 2009 the net debt ratio was 1.6 x EBITDA (2008 2.8x) and the interest cover for 2009 was 8.0 (2008 7.1). This is well within the limits of our financing covenants.

The net debt position amounted to € 328 million at the end of 2009, a decrease of € 200 million compared to the end of 2008. This is the net balance of the following major movements:

- a positive cash flow from operating activities before working capital and provisions of € 205.8 million;
- a decrease of € 103.5 million in working capital;
- a net capital expenditure on fixed assets of € 47.1 million on fixed assets;
- net interest paid of € 32.1 million;
- a dividend pay out of € 31.5 million.

On 31 December 2009 the interest-bearing non-current liabilities amounted to € 444.6 million (31 December 2008: € 606.7 million). The average effective interest rate of the non-current liabilities outstanding on 31 December 2009 was 3.9% and the average remaining term 3.4 years (31 December 2008: average interest rate 4.7 % and average term 4.3 years).

Reservation and Dividend Policy

The reservation policy is aimed at creating and retaining sufficient financial scope to realize the growth objectives while maintaining healthy balance sheet ratios. CSM intends to add or charge the profit or loss to the company reserves after payment of the statutory dividend on financing preference shares and after deduction of the proposed dividend on common shares. Issues such as financing requirements, acquisitions, divestments, reorganizations or other strategic considerations can lead to adjustments in the reserves and the reservation policy.
The amount of dividend on common shares and the type of dividend that the company will pay to its shareholders depend on the financial results of the company, the business climate and other relevant factors. In principle, CSM aims at an even and, if possible, upward trend in the dividend.

Dividend Proposal

Upon adoption of the financial statements holders of cumulative financing preference shares will receive the statutory dividend.
The dividend proposal on common shares will be presented to the General Shareholders' Meeting to be held on April 29, 2010. The dividend proposed on common shares amounts to € 0.88 per share.Shareholders will be able to choose between a cash dividend and a stock dividend charged to the reserves. Payment in common shares is exempt from Dutch dividend taxes.

Outlook 2010

We do not expect the economic climate to change significantly in 2010. Our Bakery Supplies business will continue to lead the market forward, both in terms of innovative products and services by anticipating consumer and industry trends. We clearly see a trend of consolidation, in which we will continue to play our part as market leader.
Our Purac business will take advantage of the global trend towards sustainable green products by advancing our portfolio of applications and technologies and leveraging our partnerships in both preservation and bio-plastics. We will continue to promote our major bio-plastics opportunity and bolster our position as the leading player in this market.

In the main markets where we operate employment levels are unstable and customer confidence is still very fragile. Looking forward and estimating the impact of the recovery on our volumes is therefore very difficult. For this reason we will not give an outlook for the full year 2010 at this stage.
For the first quarter of 2010, taking into account acquisition costs (approx. US$ 6 million) for the Best Brands transaction, we see a substantial improvement in EBITA compared with the first quarter of 2009 It should be noted that we had a slow start in 2009, leading to a disappointing EBITA in the first quarter of last year.

We expect normal capital expenditure to be below depreciation, with the exception of the large investment in lactide capacity for Purac. Working capital as a percentage of sales is expected to reduce slightly.

For more information, please contact:

Press & Analysts:
Eva Lindner, Communication Director, tel. +31 (0)20 5906320
Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Appendices:

1. Business developments per segment
2. Key figures
3. Consolidated income statement
4. Consolidated statement of financial position
5. Consolidated statement of change in equity
6. Consolidated statement of cash flow
7. Segment information
8. Notes

Press conference and analyst presentation (Webcast)
A press conference will be held at the premises of CSM (Nienoord 13, Diemen, the Netherlands) from 09.00 hours (CET) on Wednesday, February 24, 2010. The presentation that is provided for analysts and investors at the same location can be followed live via www.csmglobal.com from 11.00 hours (CET). The slides, used during the presentation can be downloaded from our website.

Background information
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store and out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 23 countries. CSM is listed on Euronext Amsterdam. For more information: www.csmglobal.com.

1. Business developments per segment

- **Bakery supplies**

Quarter 4		x € million	Full year	
2009	**2008**		**2009**	**2008**
550.0	632.0	Net sales	2,200.6	2,273.7
36.3	42.9	EBITA before exceptional items	139.3	127.7
-	-5.8	Exceptional items	-	-19.4
36.3	37.1	EBITA	139.3	108.3
6.6%	*6.8%*	*ROS before exceptional items (in %)*	*6.3%*	*5.6%*
		ROCE before exceptional items including goodwill (in %)	*9.1%*	*8.3%*

Main developments

The year 2009 can be characterized by a market that had to deal with consumers economizing on all their purchases. For bakery goods this translated into a lower volume sold and an increased focus on price opportunities. We also observed the shift from eating out-of-home towards eating at home, which has led to increased sales to in-store supermarkets.
After the sharp increase of raw materials in 2008, raw material cost. although still very volatile, came down on average in 2009.

Market Situation

Raw Material Price Volatility
We continued to see a level of volatility in raw material prices. Fortunately we had adapted our organization to better manage such a volatile climate. The cost of sugar in the United States and dairy products in general saw a sharp increase in the second half of 2009 whilst the cost of other materials, such as flour came down worldwide.

Economic Downturn
In the aftermath of the subprime crisis in the United States and the financial crisis that followed, consumers remained cautious. Nearly all segments of the economy saw deteriorating sales levels. Being a food product supplier, supplying some basic consumer needs, we saw a relatively limited volume decline of approx. 3%. A large part of the lower sales can be explained by the drive from both producers and consumers to bring down waste levels. In the bread category a sizeable part of bread bought could end as waste, being perceived as "old" and is not being consumed by the consumer. Shopping for cheaper alternatives and buying smaller packaging formats drove down consumption further. Over the year we have seen some leveling off of the decline, although the final month of 2009 again showed lower volumes. We have been able to offset part of the decline by working closely with our customers to adapt products to the current needs of customers.

Brill's Recovery
In 2008 we anticipated that the changes in Brill's structure, people and systems would make it a stronger player in the in-store supermarket segment and that the benefits of this turnaround would be visible in 2009. This indeed was the case, with Brill experiencing drastically improved efficiency in its operations that contributed to the bottom line. An important step was made in the second quarter of 2009 to increase operational efficiency through the successful implementation of a new ERP system.

Reorganization in Germany
For a number of years, we had been seeing a decline in results in Germany, the largest bakery market in Europe and one of our strongholds. Our response to change this trend has been to adapt our organization to the changed market environment and to aggressively pursue growth in areas where we have a competitive advantage. The 2009 results confirm that our measures are bearing fruit: volumes sold have grown slightly in a difficult market and results have increased. As we have turned the corner we expect the improvements will continue.

Bakery Supplies Outlook for 2010

We will continue to lead the market forward, both in terms of innovative products and services, anticipating industry and consumer trends. Moreover, we clearly see a trend of consolidation in which we will take our part. However we do not foresee consumer confidence improving yet, which means that there may not be any substantial volume pick-up in the market.
Innovations and our more focused organization should deliver an above market development of sales volumes. We expect selling prices and raw material cost price movements to be in balance. Cost savings should improve our results. The intended acquisition of Best Brands as announced early February will add to sales and EBITA for 2010.

• Bakery supplies North America

Quarter 4		x $ million	Full year	
2009	2008		2009	2008
436.3	457.2	Net sales	1,655.4	1,735.7
31.8	32.8	EBITA before exceptional items	131.1	104.5
-	-0.2	Exceptional items	-	-0.9
31.8	32.6	EBITA	131.1	103.6
7.3%	*7.2%*	*ROS before exceptional items (in %)*	*7.9%*	*6.0%*
		ROCE before exceptional items including goodwill (in %)	*13.8%*	*10.7%*

Quarter 4		x € million	Full year	
2009	2008		2009	2008
293.3	340.7	Net sales	1,187.3	1,181.2
21.2	24.0	EBITA before exceptional items	94.0	71.1
-	-0.2	Exceptional items	-	-0.6
21.2	23.8	EBITA	94.0	70.5
7.2%	*7.0%*	*ROS before exceptional items (in %)*	*7.9%*	*6.0%*
		ROCE before exceptional items including goodwill (in %)	*14.2%*	*11.1%*

Main developments
It has been a very satisfying year for our North American businesses. Despite volume pressure we were able to recover from the raw material margin pressure that occurred in 2008. Our EBITA as a percentage of sales before exceptionals ended at 7.9% (2008: 6.0%). This is a result of, on the one hand the recovery at Brill and the further integration of our activities in the US and on the other the decreased raw material costs and other cost savings. Our results were negatively impacted by the decline in volume sold. The negative organic sales growth of 4% was affected for 2.7% by the result of lower volumes and for the remaining part due to product mix changes and lower pricing.

Capital employed at year end decreased by US$ 14 million, driven by a further reduction in working capital. This was caused mainly by lower inventories. Our average cash conversion cycle ended at 30.3 days, from 36.5 days in 2008. Capital expenditures amounted to US$ 22 million, US$ 7 million lower than depreciation. Major capital expenditures included capacity extensions for our frozen products and the finalization of the new ERP system at Brill.
ROCE improved from 10.7% in 2008 to 13.8% in 2009 due to improved profitability and lower capital employed.

- **Bakery supplies Europe**

Quarter 4		x € million	Full year	
2009	**2008**		**2009**	**2008**
256.7	291.3	Net sales	1,013.3	1,092.5
15.1	18.9	EBITA before exceptional items	45.3	56.6
-	-5.6	Exceptional items	-	-18.8
15.1	13.3	EBITA	45.3	37.8
7.1%	*8.5%*	*ROS before exceptional items (in %)*	*4.5%*	*5.2%*
		ROCE before exceptional items including goodwill (in %)	*5.2%*	*6.4%*

Main developments
After a first quarter that showed disappointing results, business in Europe picked up in the course of the year. We ended at an EBITA level of € 45.3 million for the year.

The major setback in Europe was the declining volume sold of 5%. In all countries in Europe consumer confidence was weak leading to less consumer spending. In Spain and the UK we saw an above average decline in volumes. Organic sales growth was 5.4% negative, volumes lower by 5% and the remainder due to price decreases and product mix changes. In the UK we faced higher promotional activities to maintain volumes, which came at the expense of lower prices. Of the total volume decline approx. 1.3% can be attributed to shedding non-profitable co-packing volumes. Volume sold to the out-of-home market grew, while sales to artisan bakers dropped.

On balance, our recovery has benefited from lower raw materials prices, along with cost savings, which in turn could partially offset the effects of declining volumes. The weaker British Pound negatively affected EBITA by arround € 1.2 million.

Our year end capital employed decreased by € 51.4 million due to a reduction of working capital. Especially lower inventories contributed to this decrease. Our average cash conversion cycle ended at 31.7 days, from 36.5 days in 2008. Net capital expenditure on fixed assets amounted to € 12.3 million, which was substantially lower than the depreciation level of € 24.9 million. Our main capital expenditures included expansion of frozen capacity in the UK and various production line automation and IT projects. Despite the decrease in capital employed our ROCE declined from 6.4% in 2008 to 5.2% in 2009.

- **Purac**

Quarter 4		x € million	Full year	
2009	**2008**		**2009**	**2008**
87.7	80.6	Net sales	355.3	325.6
13.8	-0.2	EBITA before exceptional items	37.9	22.8
-	-1.2	Exceptional items	-	-0.4
13.8	-1.4	EBITA	37.9	22.4
15.7%	*-0.2%*	*ROS before exceptional items (in %)*	*10.7%*	*7.0%*
		ROCE before exceptional items including goodwill (in %)	*12.7%*	*7.6%*

Main developments
Especially the results of the second half of 2009 allowed our EBITA to end at a very satisfactory € 37.9 million. Lower raw material costs and cost savings were beneficial for our results. Organic sales growth ended at 6.2% and volumes declined by 4.7%. However, if we exclude the effects of the potassium strike, volumes would have been stable. The organic growth was a result of price increases made during 2009 and product mix-effects.

Capital employed at year end decreased from € 311.4 million to € 275.7 million, fully attributable to a decrease in working capital. In particular our inventory levels have come down considerably. In order to achieve this, we had to shut down factories for limited periods in the first half of 2009. The positive impact on cash flow has been approx. € 27.9 million. However, our results were negatively impacted by approx. € 7.8 million as fixed costs could not be absorbed. Our average cash conversion cycle ended at 91.9 days, from 107.8 days in 2008. Capital expenditure amounted to € 16.7 million below depreciation of € 22.9 million. Major capital expenditures included the investment to development of a gypsum free lactic acid process, expansion of warehouse capacity and preparations for the new lactide factory in Thailand.

Our ROCE improved from 7.6% in 2008 to 12.7% in 2009, due to improved profitability and lower capital employed.

Purac Outlook 2010
We will be taking advantage of the global trend towards sustainable, green products by advancing our portfolio of applications and technologies and leveraging our partnerships. Based on the developments in the fourth quarter 2009, we do expect growth. However, it is very likely that 2010 could show continued volatility in sales volumes due to the ongoing effects of the crisis. Our margins will most likely be impacted by the increased sugar prices. We will be looking for alternative sources and selective price increases to mitigate the effects. Building our new factory in Thailand is expected to bring limited additional costs in 2010.

The balance of all these effects on our EBITA is difficult to estimate as the impact of the economy on our sales volumes remains uncertain.

2. Key Figures

millions of euros	2009	2008
Income Statement:		
Net sales	2.556	2.599
EBITA before exceptional items	151	133
EBITA	151	113
Operating result	143	107
Result after taxes	87	90
Balance sheet:		
Fixed assets	1.330	1.361
Current assets	554	662
Non-interest-bearing current liabilities	386	381
Net debt position [1]	328	528
Provisions	171	172
Equity	998	942
Key data per common share		
Number of issued common shares	64.977.416	62.031.279
Number of common shares with dividend rights	64.828.082	61.868.026
Weighted average number of outstanding common shares*	64.816.665	64.795.388
Price as at 31 December	18,38	11,50
Highest price in calendar year	18,68	25,90
Lowest price in calendar year	7,97	9,43
Market capitalization as at 31 December	1.192	711
Earnings in euros [2] *	1,27	1,32
Diluted earnings in euros [2] *	1,27	1,32
Cash flow from operating activities per common share, in euros [2]	4,21	1,48
Other key data		
Cash flow from operating activities	277	99
Depreciation/amortization fixed assets	69	66
Capital expenditure on fixed assets	47	64
Number of employees at closing date	8.430	8.433
Number of issued cumulative preference shares	2.983.794	2.983.794
Equity per share in euros [3]	14,71	14,52
Ratios		
ROS % [4]	5,9	4,4
Result after taxes / net sales %	3,4	3,5
ROCE excluding goodwill % [5]	18,6	13,7
ROCE including goodwill % [6]	8,2	6,2
Net debt position/EBITDA [7]	1,6	2,8
Interest cover [8]	8,0	7,1
Balance sheet total : equity	1:0.5	1:0.4
Net debt position : equity	1:3.0	1:1.8
Current assets : current liabilities	1:0.6	1:0.5

*previous year is restated for stock dividend

1 Net debt position comprises interest-bearing debts less cash and cash equivalents.
2 Per common share in euros after deduction of dividend on cumulative preference shares.
3 Equity per share is equity divided by the number of shares with dividend rights.
4 ROS % is EBITA divided by net sales x 100.
5 ROCE excluding goodwill % is EBITA for the year divided by the average capital employed excluding goodwill x 100.
6 ROCE including goodwill % is EBITA for the year divided by the average capital employed including goodwill x 100.
This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
7 EBITDA is 'Earnings Before Interest, Taxes, Depreciation and Amortization' before exceptional items.
8 Interest cover is EBITDA before exceptional items divided by net interest income and charges.

3. Consolidated income statement

millions of euros	**2009**	**2008**
Net sales	2,555.9	2,599.3
Costs of raw materials and consumables	-1,449.3	-1,544.8
Production costs	-351.6	-339.0
Warehousing and distribution costs	-196.7	-215.8
Gross profit	**558.3**	**499.7**
Selling expenses	-209.4	-200.5
Research & development costs	-34.5	-35.3
General and administrative expenses	-171.6	-155.6
Other costs		-1.8
Operating result	**142.8**	**106.5**
Financial income	3.5	6.2
Financial charges	-32.4	-34.3
Result before taxes	**113.9**	**78.4**
Taxes	-27.1	11.6
Result after taxes	**86.8**	**90.0**
Per ordinary share in euros		
Earnings	1.27	1.32
Diluted earnings	1.27	1.32

4. Consolidated statement of financial position

before profit appropriation, millions of euros	31-12-2009	31-12-2008
Assets		
Property, plant & equipment	499.9	513.4
Intangible fixed assets	765.9	773.7
Financial fixed assets	10.7	10.3
Deferred tax assets	53.0	63.5
Total fixed assets	**1,329.5**	**1360.9**
Inventories	251.1	311.0
Receivables	298.1	332.3
Tax assets	4.6	17.6
Cash and cash equivalents	120.4	83.6
Assets held for sale		1.1
Total current assets	**674.2**	**745.6**
Total assets	**2,003.7**	**2,106.5**
Equity and liabilities		
Equity	**997.8**	**941.6**
Provisions	111.1	118.6
Deferred tax liabilities	60.0	53.2
Non-current liabilities	444.6	606.7
Total non-current liabilities	**615.7**	**778.5**
Interest-bearing current liabilities	4.1	5.0
Trade payables	223.7	236.9
Other non-interest-bearing current liabilities	125.4	117.6
Tax liabilities	37.0	26.9
Total current liabilities	**390.2**	**386.4**
Total equity and liabilities	**2,003.7**	**2,106.5**

5. Consolidated statement of change in equity

before profit appropriation, millions of euros	Share capital	Share premium reserve	Other reserves	Retained earnings	Total
As at 1 January 2008	**17.3**	**76.0**	**1.3**	**863.1**	**957.7**
Result after taxes 2008				90.0	90.0
Other Comprehensive result after tax 2008			-49.8		-49.8
Transfers to/from Other Reserves			-0.1	0.1	
Total Comprehensive result after tax 2008			**-49.9**	**90.1**	**40.2**
Dividend				-57.2	-57.2
Acquired company shares				-0.1	-0.1
Share-Based remuneration transfers			-1.5	1.5	
Share-Based remuneration charged to result			1.0		1.0
Withdrawal shares	-1.1	-0.5		1.6	
Total transactions with shareholders	**-1.1**	**-0.5**	**-0.5**	**-54.2**	**-56.3**
As at 31 December 2008	**16.2**	**75.5**	**-49.1**	**899.0**	**941.6**
Result after taxes 2009				86.8	86.8
Other Comprehensive result after tax 2009			-0.1		-0.1
Transfers to/from Other reserves			-1.1	1.1	
Total comprehensive result after tax 2009			**-1.2**	**87.9**	**86.7**
Cash dividend				-31.5	-31.5
Stock dividend	0.7	-0.7			
Share-Based remuneration transfers			-0.3	0.3	
Share-Based remuneration charged to result			1.0		1.0
Total transactions with shareholders	**0.7**	**-0.7**	**0.7**	**-31.2**	**-30.5**
As at 31 December 2009	**16.9**	**74.8**	**-49.6**	**955.7**	**997.8**

6. Consolidated statement of cash flow

millions of euros	2009	2008
Cash flow from operating activities		
Result after taxes	86.8	90.0
Adjusted for:		
- Depreciation/amortization of fixed assets	68.7	65.6
- Impairment of fixed assets		-2.6
- Result from divestments of fixed assets	1.0	7.0
- Result from sale of group companies and activities		1.8
- Share-based remuneration	1.0	1.0
- Interest income	-1.5	-3.5
- Interest expense	27.9	30.6
- Exchange rate differences	4.1	-0.9
- Fluctuations in fair value of derivates	-2.0	1.4
- Other financial income and charges	0.4	0.5
- Taxes	27.1	-11.6
Cash flow from operating activities before movements in working capital	**213.5**	**179.3**
Movement in provisions	-7.7	-11.5
Movements in working capital:		
- Receivables	35.4	-12.3
- Inventories	60.6	-54.9
- Non-interest-bearing current liabilities	7.5	14.3
Cash flow from business operations	**309.3**	**114.9**
Net interest paid	-32.0	-23.0
Tax paid on profit	-0.1	6.6
Cash flow from operating activities	**277.2**	**98.5**
Cash flow from investment activities		
Acquisition of group companies		-8.3
Sale of group companies		-2.5
Capital expenditure on fixed assets	-47.7	-63.7
Divestment of fixed assets	0.6	2.1
Cash flow from investment activities	**-47.1**	**-72.4**
Cash flow from financing activities		
Proceeds from interest-bearing debts		93.6
Repayment of interest-bearing debts	-161.8	-16.5
Acquisition of company shares		-0.1
Paid-out dividend	-31.5	-57.2
Cash flow from financing activities	**-193.3**	**19.8**
Net cash flow	**36.8**	**45.9**
Effects of exchange rate differences on cash and cash equivalents	0.0	0.0
Increase/decrease cash and cash equivalents	**36.8**	**45.9**
Cash and cash equivalents at start of financial year	83.6	37.7
Cash and cash equivalents at close of financial year	120.4	83.6

7. Segment information

Segment Information by Business Area	Bakery Supplies Europe		Bakery Supplies North America		PURAC		Corporate		CSM Total	
P&L information	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Net sales	1,013.3	1,092.5	1,187.3	1,181.2	355.3	325.6			2,555.9	2,599.3
EBITA	45.3	37.8	94.0	70.5	37.9	22.4	-26.6	-17.4	150.6	113.3
Operating result	43.1	35.5	90.6	67.4	36.3	21.5	-27.2	-17.9	142.8	106.5
Balance sheet information										
Total assets	975.0	878.0	545.5	583.9	358.7	369.2	124.5	275.4	2,003.7	2,106.5
Total liabilities	331.2	322.9	132.3	139.7	53.6	61.2	488.8	641.1	1,005.9	1,164.9
Average capital employed excluding goodwill	281.3	296.1	240.6	245.4	277.3	280.4	10.4	5.8	809.6	827.7
Goodwill (average)	591.1	595.0	419.8	393.9	21.4	21.4			1,032.3	1,010.3
Average capital employed including goodwill	872.4	891.1	660.4	639.3	298.7	301.8	10.4	5.8	1,841.9	1,838.0
Capital employed excluding goodwill year-end	229.8	284.2	222.9	241.8	254.3	290.0	-1.9	14.1	705.1	830.1
Goodwill year-end	592.3	589.3	411.1	420.5	21.4	21.4			1,024.8	1,031.2
Capital employed including goodwill year-end	822.1	873.5	634.0	662.3	275.7	311.4	-1.9	14.1	1,729.9	1,861.3
Depreciation of property, plant & equipment	22.7	22.3	16.9	14.3	21.3	22.1		0.1	60.9	58.8
Amortization of intangible fixed assets	2.2	2.3	3.4	3.1	1.6	0.9	0.6	0.5	7.8	6.8
Other information										
Capital expenditure on property, plant & equipment	11.9	23.2	15.8	17.6	16.3	21.4			44.0	62.2
Capital expenditure on intangible fixed assets	0.4	0.2			0.9	0.8	1.6	1.2	2.9	2.2
Impairment of fixed assets		-0.2		-2.4						-2.6
Average number of employees	4,004	4,049	3,386	3,433	945	990	47	49	8,382	8,521
Alternative Non-IFRS performance measures										
ROS %	4.5	3.5	7.9	6.0	10.7	6.9			5.9	4.4
ROCE excluding goodwill %	16.1	12.8	39.1	28.7	13.7	8.0			18.6	13.7
ROCE including goodwill %	5.2	4.2	14.2	11.0	12.7	7.4			8.2	6.2
Alternative Non-IFRS performance measures before exceptional items										
EBITA	45.3	56.6	94.0	71.1	37.9	22.8	-26.6	-17.4	150.6	133.1
Operating result	43.1	54.3	90.6	68.0	36.3	21.9	-27.2	-17.9	142.8	126.3
ROS %	4.5	5.2	7.9	6.0	10.7	7.0			5.9	5.1
ROCE excluding goodwill %	16.1	19.1	39.1	29.0	13.7	8.1			18.6	16.1
ROCE including goodwill %	5.2	6.4	14.2	11.1	12.7	7.6			8.2	7.2

CSM generates almost all of its revenues from the sale of goods.

Information on the Use of Alternative Non-IFRS Performance Measures

In the above table and elsewhere in the Financial Statements a number of Non-IFRS performance measures are presented. Management is of the opinion that these so-called alternative performance measures might be useful for the readers of these Financial Statements. CSM management uses these performance measures to make financial, operational and strategic decisions and evaluate performance of the segments. The alternative performance measures can be calculated as follows:

- EBITA is the operating result before amortization of intangible fixed assets
- Return on sales (ROS) is EBITA divided by net sales x 100
- ROCE excluding goodwill is EBITA for the year divided by the average capital employed excluding goodwill x 100
- ROCE including goodwill is EBITA for the year divided by the average capital employed including goodwill x 100.
  This takes account of all acquisitions since 1978, the year when CSM started its diversification process.
- Goodwill relates to management goodwill, being the goodwill capitalized and the goodwill charged directly to equity since 1978.

8. Notes

Accounting principles

The consolidated financial statements of CSM nv have been prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union. With the exception of financial instruments, the financial statements in general are prepared on the basis of the historical cost principle.

In 2009, CSM applied all the new and amended standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), if and insofar as these applied to CSM and were effective as at 1 January 2009.

The main effective changes applied by CSM at 1 January 2009 are:
- IFRS 8 Operating segments: new IFRS standard;
- IAS 1 Presentation of Financial Statements: amended;
- IFRIC 13 Customer loyalty program;
- IFRIC 16 Hedges of a net investment in a foreign operation.

CSM states that the application of these interpretations have had no material impact on the CSM financial statements.
None of the new and amended IFRS and IFRIC interpretations not yet effective in 2009 were applied by CSM. CSM anticipates that the application of these standards and interpretations in future periods will have no material impact on the CSM financial statements.

The main effective change after 1 January 2010 is:
- IFRS 3 Business Combinations: amended

Related party transactions

There were no material related party transactions in 2009.

Events after balance sheet date

On 4 February 2010 CSM has announced that it has reached an agreement to acquire Best Brands, one of the largest premium bakery manufacturers in the US market, for cash consideration of $510 million.
The acquisition of Best Brands creates the undisputed market leader in the North American bakery supplies market with total sales in excess of $2.3 billion. The acquisition strengthens CSM's global leadership position in the segments and product categories that CSM has targeted for future growth, particularly in the in-store bakery market. The transaction, which is subject to regulatory review, is expected to be completed in March 2010.



CSM nv
Corporate Communications

Nienoord 13
112 XE Diemen
O Box 349
000 AH Amsterdam
e Netherlands

T +31 (20) 590 6320
E eva.lindner@csmglobal.com
I www.csmglobal.com


SEC MAIL
RECEIVED
JUN 21 2010
211
SECTION

Press Release

CSM finalized acquisition of Best Brands in the US

date Diemen, the Netherlands 19 March 2010

CSM today announces that it has completed the acquisition of Best Brands, one of the largest premium bakery manufacturers in the US, effective as of March 19, 2010. The acquisition of Best Brands creates the undisputed market leader in the North American bakery supplies market. The acquisition strengthens CSM's global leadership position in the segments and product categories that CSM has targeted for future growth, particularly in the in-store bakery market.

The agreement to acquire Best Brands was announced in a press release on February 4th 2010. The US antitrust waiting period has expired.

For more information, please contact:
Press: Eva Lindner, Communication Director, tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.6 billion and has a workforce of around 8,450 employees in 25 countries. CSM is listed on Euronext Amsterdam. For more information: www.csmglobal.com



CSM nv
Corporate Communications

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (20) 590 6320
E eva.lindner@csmglobal.com
I www.csmglobal.com


SEC MAIL
RECEIVED
PROCESSING
JUN 21 2010
WASHINGTON, DC
211
SECTION

Press Release

CSM Q1 2010 Interim Management Statement

date Diemen, the Netherlands, April 28, 2010

CSM substantially improved Q1 EBITA compared to last year, with EBITA more than doubling to € 40.5 million. EBITA margins recovered to 6.3%. The improvements compared to 2009 Q1 resulted from higher volumes at Purac and a better raw material cost base. The first quarter of 2010 also saw important milestones in our strategic journey for growth with the acquisition of Best Brands and the start of the construction of our lactide plant in Thailand.

Key facts

- Sales for the first quarter were € 644.4 million compared with € 636.1 million in 2009; organic growth was slightly positive by 0.6% (€ 4.0 million). Volumes sold increased by 1.1% whereas pricing was slightly negative. Currency effects had a negative impact of € 14.1 million (-2.2%) due to the weaker US dollar. Best Brands, consolidated as per March 19, contributed € 17.7 million.
- EBITA in the first quarter amounted to € 40.5 million, an increase of € 20.4 million compared with the same period in 2009. This increase included acquisition costs of US$ 6.5 million for Best Brands. Currency had a negative impact of € 1.5 million.
- Demand in Bakery Supplies remained slighty negative, with a 1.2% decrease in volume compared to Q1 2009. Margin recovery combined with a clear focus on operational efficiency led to strongly improved EBITA by 45%.
- Net Sales of Purac were 13% higher, mainly driven by higher volumes, benefiting from the recovery of customers in cyclical industries. EBITA improved by € 11.3 million to € 14.8 million.

Key figures

x € million*)	Quarter 1	
	2010	2009
Net sales	644.1	636.1
EBITA [1, 2]	**40.5**	**20.1**
ROS [2] *(in %)*	*6.3%*	*3.2%*

*) All figures in this press release are unaudited

[1] EBITA: operating result before amortization of intangible fixed assets.

[2] EBITA and ROS include non-recurring acquisition cost Best Brands of € 4.7 million.

Registered, Amsterdam no. 33006580



Commenting on the first quarter results, Gerard Hoetmer, CEO of CSM, said:

"All our businesses continued the trend of improving results, mainly driven by sustained margin recovery and for Purac supported by volume growth. Our Bakery Supplies activities are still facing a challenging market climate, although we have seen the declining volume trend leveling out. Purac showed a strong performance in both volume and EBITA, especially benefiting from a recovery in demand from customers in cyclical industries. Although I am very pleased to present this strong improvement compared to last year we should take into account that Q1 2009 was a weak comparator for both Bakery Supplies and Purac.

In March we have started the integration process of Best Brands, following the closure of the transaction on March 19 2010. The integration process kicked off successfully and runs according to plan, whilst we remain focused on delivery of the business opportunities. The underlying business trend in Best Brands is in line with our other North American activities. We see the business benefits as expressed in our earlier announcements confirmed, being supported by bringing these two great companies and their management together.

The construction of the Lactide plant in Thailand started early in 2010, but was officially kicked off by a traditional Thai ground breaking ceremony in March. The facility will become operational mid 2011, in line with earlier guidance. In accelerating our bioplastics strategy, we continue to invest in additional capabilities for the organization, like Marketing and Business Development which will impact the organizational costs in Purac by a few million euros in the coming year.

The recovery of volumes is key for our results, but as the economic climate remains volatile, the visibility for the full year 2010 is still limited. We are cautiously optimistic about continuing the underlying trend into the second quarter, although we realize that the comparison base for the coming quarters will become more challenging."

Outlook

Due to the continuing volatile economic climate in the main markets we operate in, we still lack visibility to clearly forecast the development of our sales volume going forward. In Bakery Supplies, both in Europe and North America, we are seeing the negative growth trend leveling out, but there are no immediate signs that markets are definitely picking up. We remain focused on maintaining our margins and on managing our cost base and continue our efforts to stimulate growth through innovation. We expect Best Brands to contribute, including non-recurring acquisition costs, in line with their 2009 EBITA (pro rata for the period consolidated excluding non-cash IFRS purchase accounting adjustments), with the expected integration costs being compensated by synergy benefits. For Purac we remain positive about the development of sales and EBITA; however we do expect that the volume growth rate will moderate in the 2nd quarter as first quarter volume benefited from customers increasing stock levels. For both activities we expect some upward pressure in raw materials costs, which we, in line with earlier practice, intend to pass on in our selling prices. Although the comparison base in the 2nd quarter will be more challenging, we expect a good improvement in EBITA compared with the second quarter of 2009.

csm

Business developments

Breakdown of sales growth Q1 2010 compared to Q1 2009:

	Absolute Growth	Organic	Volume	Price/Mix
BSNA	$ -3.1 million	*-1.4%*	*-1.6%*	*0.2%*
BSNA	€ -1.2 million	*-1.4%*	*-1.6%*	*0.2%*
BSEU	€ -2.0 million	*-1.5%*	*-0.5%*	*-1.0%*
Purac	€ 11.1 million	*14.1%*	*16.3%*	*-2.2%*

Bakery Supplies Total

x € million	Quarter 1	
	2010	2009
Net sales	547.1	550.2
EBITA [1]	32.7	22.5
ROS [1] (in %)	*6.0%*	*4.1%*

[1] EBITA and ROS include non-recurring acquisition cost Best Brands of € 4.7 million.

- ## Bakery Supplies North America

x $ million	Quarter 1	
	2010	2009
Net sales	414.4	391.8
EBITA [1]	22.6	21.1
ROS [1] (in %)	*5.4%*	*5.4%*

[1] EBITA and ROS include non-recurring acquisition cost Best Brands of $ 6.5 million.

x € million	Quarter 1	
	2010	2009
Net sales	299.8	301.0
EBITA [1]	16.3	16.2
ROS [1] (in %)	*5.4%*	*5.4%*

[1] EBITA and ROS include non-recurring acquisition cost Best Brands of € 4.7 million.

Organic sales growth at Bakery Supplies North America was slightly negative at 1.4%, mainly due to a decrease in volumes as prices were rather stable. We continue to see consumer demand to be volatile.. The increase in EBITA compared with the first quarter of 2009 excluding the Best Brands effect amounted to US$ 6.8 million. Improved margins as a result of a lower raw material cost base compared to Q1 2009 were the main driver for the improved EBITA.
Based on the preliminary figures, we have included EBITA of Best Brands of US$ 1.2 million, which includes anticipated IFRS purchase accounting adjustments of US$ 2.1 million. Additionally, we have incurred US$ 6.5 million of acquisition costs.
Although still early in the process, the integration activities are creating a lot of positive energy at both the H.C. Brill and Best Brands organization.

Registered, Amsterdam no. 33006580

csm

- ## Bakery Supplies Europe

x € million	Quarter 1	
	2010	**2009**
Net sales	247.3	249.2
EBITA	16.4	6.3
ROS (in %)	*6.6%*	*2.5%*

Volumes at BSEU were stable compared with Q1 2009. Some growth was observed in our frozen products where especially the UK seems to make some recovery from the severe economic setback in 2009.
EBITA increased from € 6.3 million in 2009 to € 16.4 million in the first quarter of 2010. Improved margins due to more favorable raw material contracts compared with Q1 2009 were the main driver of the better results. Currency effects (mainly pound sterling) impacted sales positively by € 1.5 million.

Purac

x € million	Quarter 1	
	2010	**2009**
Net sales	97.0	85.9
EBITA	14.8	3.5
ROS (in %)	*15.3%*	*4.0%*

The gradual increase in volume sold, evident since Q3 of 2009 has continued in Q1 of 2010. Volumes increased by 16.3% compared with Q1 2009. Growth was realized in both our Food & Nutrition and Chemicals & Pharma business units. Our Chemicals and Pharma business unit realized the largest increase, due to a recovery in demand at their customers in the semiconductor and chemical industries. Part of this increase is attributable to customers bringing their stock levels back to higher levels. The increase in EBITA is mainly the result of the increased volume sold. The US dollar negatively impacted sales by € 0.9 million.

Registered, Amsterdam no. 33006580



There will be a conference call for investors and analysts at 11 o'clock CET when the management board will be available to respond to questions.

Dial-in details
Conference call title: Q1 Interim Management report – conference ID 4287946

Telephone numbers:	The Netherlands	+ 31 20 794 8505
	United Kingdom	+ 44 207 190 1492
	Germany	+ 49 69 5899 90708
	U.S.	+1 480 629 9799
	France	+33 1 7099 3433
	Denmark	+45 3271 4691
	Sweden	+46 8 5052 0188

For more information, please contact:
Press: Eva Lindner, Communication Director, tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion (pro forma 2009) and has a workforce of around 10,000 employees in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com

Registered, Amsterdam no. 33006580



CSM nv
Corporate Communications
Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

Press Release

CSM General Shareholders' Meeting approves dividend

datum 29 april 2010

The CSM General Shareholders Meeting held on April 29, 2010 approved the proposed dividend of € 0.88 per common share for financial year 2009. The meeting also approved the appointment of Mr R.H.P. Markham as member of the Supervisory Board effective January 1, 2011 and the re-appointment of Mr N.J.M. Kramer (CFO) as member of the CSM Board of Management.

Shareholders can choose between a cash dividend and a stock dividend charged to the reserves. Dividend in cash will in principle be subject to Dutch dividend withholding tax of 15%.
The ex-date is May 3, 2010 and the record date May 5, 2010. The election period will be from May 6 through May 17. The fixation rate will be determined on May 17 after close of trading, based on the weighted average share price on May 13, 14 and 17, 2010. The newly issued shares will share in the profit as from financial year 2010 onwards. Both cash and stock dividend will be paid on May 20, 2010.

For more information, please contact:
Press: Eva Lindner, Communication Director, tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion (pro forma 2009) and has a workforce of around 10,000 employees in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com



CSM nv
Corporate Communications
Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

Press Release

CSM changes its European portfolio to non-Azo colorants

datum 5 May 2010

CSM today announced that it will replace its product range of synthetic AZO colorants with a selection of natural and synthetic non-AZO colorants in the European market by July 2010.

Synthetic AZO colorants are widely used in food ingredients today as the colorants with the highest color intensity, stability and transparency at the lowest cost. Increasing consumer interest in natural 'clean label' products and naturally colored food (a sign of quality for many consumers), means that many industrial producers of packed food products now want to replace synthetic colorants with natural ones.

CSM's switch to non-AZO colorants in Europe anticipates a new EU regulation stipulating that products containing AZO colorant should be labeled with the following health warning: "May have an adverse effect on activity and attention in children." As the largest supplier of bakery products worldwide, CSM's innovation strategy is geared towards anticipating consumer trends and upcoming regulation, especially where it comes to consumer health, so it's only natural that the company is going further than required, by replacing its entire product range with non-AZO solutions.

CSM's new non-AZO colorants will enable its clients to avoid putting the health warning on their products. "We know it's difficult for our client to keep up with all these changes in regulation. This is why we've done the work for them so that they don't need to worry, simultaneously providing them with a solution that enhances their positioning in the growing trend of more natural products." says Jean-Charles Philippon, European Marketing Director, CSM.

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion (pro forma 2009) and has a workforce of around 10,000 employees in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com

SEC File no. 82-34886



CSM nv
Corporate Communications
Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

Press release

CSM announces stock dividend conversion factor

date Diemen, the Netherlands 18 May 2010

CSM nv announces that its stock dividend over calendar year 2009 has been set at 1/28 per CSM share. This has been calculated on the basis of the volume weighted average share price on 13, 14 and 17 May 2010.

As was announced on 29 April 2010, the General Shareholders meeting has set the dividend at € 0.88 per common share. Shareholders were offered the option to take their dividend in cash or as a stock dividend. The cash dividend and stock dividend will be payable to shareholders on 20 May 2010.

For more information, please contact:
Press: Eva Lindner, Communication Director, tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion (pro forma 2009) and has a workforce of around 10,000 employees in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com

Registered, Amsterdam no. 33006580



CSM nv
Corporate Communications
Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

Press release

CSM announces issue stock dividend

date Diemen, the Netherlands 21 May 2010

CSM nv announces that 1,020,750 shares have been issued as a result of issuing its stock dividend. The conversion factor of 1/28 per CSM share was calculated on the basis of the volume weighted average share price (€ 24.75) on 13, 14 and 17 May 2010.

As was announced on 29 April 2010, the dividend has been set at € 0.88 per common share. Shareholders were offered the option to take their dividend in cash or as a stock dividend. The cash dividend and stock dividend have been distributed to shareholders on 20 May 2010.

Payment in shares qualifies as the exception of Article 5:4 sub (e) to the prospectus obligation set out in Article 5:2 of the Act on Financial Supervision (Wet op het financieel toezicht, Wft).

For more information, please contact:
Press: Eva Lindner, Communication Director, tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion (pro forma 2009) and has a workforce of around 10,000 employees

Registered, Amsterdam no. 33006580



in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com

Registered, Amsterdam no. 33006580